

July 16, 2013

Mr. Jeffrey Capello
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

>   **Re:**   **Boston Scientific Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 001-11083**

Dear Mr. Capello:

   We have reviewed your filing and correspondence dated July 3, 2013 and we have the following comment.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note D. Goodwill and Other Intangible Assets, page 90

Intangible Asset Impairment Charges, page 94

1.   We refer to your response to comment 1 in your letter dated July 3, 2013. In light of the significance of the CRM amortizing intangible assets and your disclosure that those assets are at higher risk of impairment, in future filings please provide expanded critical accounting policy disclosure in MD&A to describe the substance of your impairment evaluation, as set forth in your response. For

instance, please describe the key assumptions that are the drivers of your analysis, such as, how you group assets for purposes of measuring cash flows, the basis for the estimated life of those cash flows and the rationale for future expectations that differ from recent historical experience.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief